SEC Mail Processin

NOV 29 2022

Washington, DC

22006997

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-20267

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2021 (MM/DD/YY) AND ENDING 09/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Frazer Lanier Company, Incorporated

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Water Street
(No. and Street)

Montgomery	AL	36104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Waldrop	334-265-8483	susanwaldrop@fralan.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LaPorte, A Professional Accounting Corporation
(Name – if individual, state last, first, and middle name)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

	601
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert H. Young, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Frazer Lanier Company, Incorporated, as of 9/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

MELISSA T BOYLE MY COMMISSION EXPIRES FEBRUARY 8, 2026 NOTARY PUBLIC STATE OF ALABAMA

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The Frazer Lanier Company, Incorporated

Index

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
The Frazer Lanier Company, Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Frazer Lanier Company, Incorporated (the Company) as of September 30, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I - III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I - III is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2020.

Covington, Louisiana
November 22, 2022

The Frazer Lanier Company, Incorporated
Statement of Financial Condition
September 30, 2022

Assets

	Allowable	Non Allowable	Total
Cash and Cash Equivalents	$ 4,479,743	$ 121	$ 4,479,864
Cash Segregated in Compliance with Federal and Other Regulations	15	-	15
Certificates of Deposit	1,552,980	-	1,552,980
Property and Equipment, Net	-	100,682	100,682
Other Assets			
Dividends and interest receivable	-	9,397	9,397
Remarketing fees receivable	-	99,358	99,358
Accounts receivable from underwriting transactions	-	324,785	324,785
Investment in partnership	-	366,022	366,022
Operating lease right of use asset	-	758,652	758,652
Other assets	-	55,052	55,052
Total assets	$ 6,032,738	$ 1,714,069	$ 7,746,807

See accompanying notes to the financial statements.

Liabilities and Stockholders' Equity

	A. I. Liabilities	Non A. I. Liabilities	Total
Liabilities			
Accounts payable			
Trade	$ 141,883	$ -	$ 141,883
Income taxes payable	44,703	-	44,703
Operating lease liabilities	16,296	758,652	774,948
Deferred income taxes	-	38,000	38,000
Deferred revenue	409,165	-	409,165
Dividends payable	100,007	-	100,007
Accrued expenses and other liabilities	3,581,463	-	3,581,463
Total liabilities	$ 4,293,517	$ 796,652	$ 5,090,169
Stockholders' equity			
Common stock			
Class A, voting, $1 par value; authorized 3,000 shares, 2,118 shares issued and outstanding			$ 2,118
Class B, nonvoting, $1 par value; authorized 1,000 shares, 556 shares issued, including 29 shares in treasury			556
Additional paid-in capital			267,107
Retained earnings			2,418,757
			2,688,538
Cost of treasury stock - 29 shares			(31,900)
Total stockholders' equity			2,656,638
Total liabilities and stockholders' equity			$ 7,746,807

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Statement of Operations
For the Year Ended September 30, 2022

Revenue	
Underwriting transactions	
Municipal	$ 6,380,895
Unregistered offerings	1,929,025
Remarketing fees	2,367,446
Interest and dividend income	15,031
Total revenue	10,692,397
Expenses	
Employee compensation and benefits	8,090,302
Office expenses	77,275
Occupancy and equipment costs	474,882
Promotional costs	1,000,675
Regulatory fees and expense	75,499
Other expenses	787,542
Total expenses	10,506,175
Income Before Income Taxes and Equity in Loss of Partnership	186,222
Equity in Loss of Partnership	79,745
Income Before Income Tax Expense	106,477
Income Tax Expense	103,703
Net Income	$ 2,774

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2022

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at September 30, 2021	$ 2,674	$ 267,107	$ 2,515,990	$ (31,900)	$ 2,753,871
Net income	-	-	2,774	-	2,774
Dividends declared	-	-	(100,007)	-	(100,007)
Balance at September 30, 2022	$ 2,674	$ 267,107	$ 2,418,757	$ (31,900)	$ 2,656,638

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Statement of Cash Flows
For the Year Ended September 30, 2022

Cash Flows Used In Operating Activities	
Net income	$ 2,774
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	21,999
Equity in loss from partnership	79,745
Provision for deferred income taxes	59,000
Interest on certificates of deposit reinvested	(3,508)
Net change in	
Dividends and interest receivable	14,823
Receivables	(229,201)
Right of use asset and lease liability	2,684
Other assets	(6,245)
Accounts payable and accrued expenses	(2,976,004)
Income taxes payable	(93,086)
Deferred revenue	20,017
Net cash used in operating activities	(3,107,002)
Cash Flows Used In Investing Activities	
Investment in partnership	(406,116)
Proceeds from sale of securities	301,603
Purchase of certificate of deposit	(250,000)
Purchases of equipment	(10,821)
Net cash used in investing activities	(365,334)
Cash Flows Used In Financing Activities	
Dividends paid	(100,007)
Net cash used in financing activities	(100,007)
Net Decrease in Cash and Cash Equivalents	(3,572,343)
Cash and Cash Equivalents at Beginning of Year	8,052,222
Cash and Cash Equivalents at End of Year	$ 4,479,879
Supplemental Disclosures of Cash Flows Information	
Cash Paid During the Year for	
Income taxes	$ 137,789
Supplemental Schedule of Noncash Financing Transactions	
Dividends payable	100,007

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of operations - The Frazer Lanier Company, Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory and is headquartered in Alabama.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of September 30, 2022 included in cash and cash equivalents is $15 of segregated cash.

Certificates of deposit - The Company invests in negotiable and nonnegotiable certificates of deposit at various banks, with original maturities greater than three months.

Receivables - Receivables are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded no allowance for doubtful accounts was necessary as of September 30, 2022.

Recognition of revenue and expenses - Revenue from contracts with customers is recognized when the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. Revenues are also analyzed to determine whether the Company acts as the principal (i.e. reports revenue on a gross basis) or agent (i.e. reports revenue on a net basis) in the arrangement with the customer. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Underwriting - The Company's contracts with customers are based on underwriting services offered on a firm-commitment basis or best-efforts basis. The underwriting service is considered a single performance obligation which is satisfied on the trade date. Revenue is recognized on the trade date. The Company acts as the sole underwriter for most of its underwriting transactions. When the Company is the lead underwriter for a syndicate, revenue is recognized net of syndicate revenue and expenses, if any. For the year ended September 30, 2022, all revenue was recognized as net.

Note 1 - Summary of Significant Accounting Policies (continued)

Remarketing fees - The Company acts as an agent under remarketing agreements with issuers. The Company's performance obligations are the determination of interest rates for debt securities and to remarket the securities tendered back to the issuer on a best-efforts basis. The performance obligations are satisfied over time and revenue is recognized over the term of the contract as a fee for professional service. Fees are established in the contracts, generally in annual terms. Fees received in advance of the contract period are deferred and amortized to revenue over the established term.

Placement fees - The Company earns placement fees in nonunderwritten transactions, such as private placements of loan and debt securities. The Company records placement revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification (ASC). Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with tax positions are recognized in the statement of operations if material.

Fair value measurements - FASB Accounting Standards Codification Topic 820 requires certain disclosures for assets and liabilities measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Frazer Lanier Company, Incorporated
Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

Property and equipment - Depreciation of furniture and equipment is computed principally on the straight-line basis for financial reporting purposes and by accelerated methods for income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation and amortization on assets are indicated below.

Leasehold improvements	5 - 31.5 years
Furniture and office equipment	5 - 10 years

The Company considers property and equipment for impairment when events or circumstances indicate the fair value may be less than the carrying value. There were no impairments for the year ending September 30, 2022.

Leases - The Company accounts for leases in accordance with ASC 842. As permitted by the standard, the Company elected, for all asset classes, the short-term lease exemption. A short-term lease is a lease that, at the commencement date, has a term of twelve months or less and does not include an option to purchase the underlying asset.

Accounting policy - The Company determines if an arrangement contains a lease at inception. For purposes of calculating operating lease obligations under the standard, the Company terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company's leases do not contain material residual value guarantees and material restrictive operating lease expense is recognized on a straight-line basis over the lease terms.

Discount rate - The discount rate used to measure a lease obligation should be the rate implicit in the lease; however, the Company's operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments.

Commitments - In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at September 30, 2022 and were subsequently settled.

Subsequent events - The Company has evaluated events through November 22, 2022, which is the date these financial statements were available to be issued. All subsequent events requiring recognition as of September 30, 2022, have been incorporated into these financial statements.

The Frazer Lanier Company, Incorporated
Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements - In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans, trade receivables and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statement of income as the amounts expected to be collected change. The ASU is effective for public business entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The company is still evaluating the impact the adoption of this guidance will have on its financial statements.

Note 2 - Concentrations of Risk

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 3 - Cash and Securities Segregated Under Federal and Other Regulations

Cash of $15 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC as presented on the statement of financial condition.

Note 4 - Subordinated Liabilities

At September 30, 2022, the Company had no liabilities subordinated to the claims of general creditors.

Note 5 - Property and Equipment

Furniture, equipment, and leasehold improvements consist of the following as of September 30, 2022:

Leasehold improvements	$ 53,963
Furniture and office equipment	570,804
	624,767
Less accumulated depreciation and amortization	524,085
Total	$ 100,682

Note 6 - Investment in Partnership
The Company has a 50% investment in CMFL, LLC and it is recorded using the equity method. The table below summarizes various financial information for the partnership as of and for the year ended September 30, 2022:

Revenue	$ 84,000
Expense	107,857
Assets	564,289
Liabilities	-
Contributions	406,116

The Company entered into a one year aircraft dry lease agreement with CMFL, LLC with monthly installments of $3,500. At expiration of the lease, it may be renewed for another year under the same terms, unless terminated by the Company. The lease was renewed in February 2022. Future minimum lease payments under this lease total $14,000 as of September 30, 2022. The Company is responsible for the direct costs of operating the aircraft for the Company's use and its allowable share of other costs as outlined in the operating agreement.

Note 7 - Lines of Credit - Bank
The Company has a $750,000 revolving line of credit with Synovus Bank under which no draws were outstanding at September 30, 2022. The line of credit is secured by certain Company certificates of deposit with a market value of $250,000 at September 30, 2022. The line of credit bears interest at a fixed rate of 4.50%, with maturity on November 19, 2022. Subsequent to year end, the Company extended the agreement with Synovus Bank to have a maturity date of October 23, 2024.

The Company has a credit facility with Synovus Bank which includes a daylight overdraft facility and line of credit. This credit facility has a maximum borrowing limit of $125,000,000, bears interest at the 30 day LIBOR plus 350 basis points, which was 3.58% at September 30, 2022, and is secured by municipal securities returned to the Bank's Depository Trust Company account and personal guarantees of the Company's stockholders. In addition, the Company must maintain a minimum net worth of at least $2,500,000 among other covenants. At September 30, 2022, the Company was in compliance with all covenants. The Company has no draws outstanding at September 30, 2022 under this facility. On November 9, 2022 the Company, guarantors and bank caused the Second Amendment to Revolving Credit Agreement to be duly executed with an extended maturity date of November 16, 2023.

Note 8 - Leases
The Company has entered into leases for real estate and vehicles. The leases contain rent escalation clauses and options to extend the lease term. The Company does not include renewal options in the lease term for calculating the Company's lease liability as the renewal options allow the Company operational flexibility and the Company is not reasonably certain to exercise these renewal options at this time. The Company records the expenses on a straight-line basis over the lease term and these expenses are included in the promotional costs and occupancy and equipment costs in the accompanying statement of operations.

Note 8 - Leases (continued)
For the year ended September 30, 2022, quantitative information regarding the Company's operating lease obligations reflected in the accompanying statement of operations were as follows:

Operating lease cost - buildings	$	173,158
Operating lease cost - vehicles		148,373
Short-term lease cost		46,034
Total lease costs	$	367,565

The following table summarizes certain other information related to operating leases for the year ended September 30, 2022:

Operating Cash Flows		
Cash paid related to operating lease obligations	$	365,900
Weighted average remaining lease term - operating leases (in years)		3.31
Weighted average discount rate - operating lease		2.40%

As of September 30, 2022, maturities of the outstanding operating lease liabilities for the Company were as follows:

2023	$	304,726
2024		211,282
2025		148,852
2026		135,274
Total operating leases		800,134
Less discount		(7,686)
Less short term leases		(17,500)
Total lease liability	$	774,948

Note 9 - Income Taxes

Net deferred tax liabilities consist of the following components as of September 30, 2022:

Deferred Tax Liabilities		
Depreciation timing differences	$	(13,000)
Investment in CMFL, LLC		(41,000)
Accrued expenses		
Deferred Tax Assets		
Accrued expenses		16,000
Net deferred tax liability	$	(38,000)

The provision for income taxes for the year ended September 30, 2022 consists of the following:

Deferred income tax expense (benefit)	$	59,000
Current income tax expense		
Federal		35,436
State		9,267
Total income tax expense	$	103,703

The income tax provision differs from the amount of income tax determined by applying the federal income tax rate to pretax income for the year ended September 30, 2022 primarily due to nondeductible expenses.

Note 10 - Retirement Plan

The Company has a defined contribution retirement plan covering substantially all employees. For the year ended September 30, 2022, the Company made safe harbor matching contributions totaling $126,257. Profit sharing contributions to the plan are authorized by the Board of Directors at its discretion. Profit sharing contributions totaled $180,422 for the year ended September 30, 2022.

Note 11 - Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2022, the Company had net capital and net capital requirements of $1,702,860 and $286,234, respectively. The Company's percentage of aggregate indebtedness to net capital was 252%. The ratio of aggregate indebtedness to net capital may not exceed 1500%.

The Frazer Lanier Company, Incorporated
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 (X-17A-5)
As of September 30, 2022

	Focus - Part II Quarter Ended September 30, 2022	Adjustments	Annual Financial Statements at September 30, 2022
Computation of Net Capital			
Total stockholders' equity from statement of financial condition	$ 2,616,608	$ 40,030	$ 2,656,638
Deductions and/or charges			
Total nonallowable assets from statement of financial condition	1,646,699	67,370	1,714,069
Total deductions and/or charges	1,646,699	67,370	1,714,069
Other additions and/or allowable credits:			
Total nonallowable liabilities from statement of financial condition	774,948	21,704	796,652
Total additions and/or allowable credits	774,948	21,704	796,652
Net capital before haircuts on securities positions	1,744,857	(5,636)	1,739,221
Haircuts on securities			
Marketable investments	36,361	-	36,361
Total haircuts on securities	36,361	-	36,361
Net capital	1,708,496	(5,636)	1,702,860
Minimum net capital requirement	285,859	375	286,234
Excess net capital	$ 1,422,637	$ (6,011)	$ 1,416,626
Computation of Aggregate Indebtedness			
Total aggregate indebtedness liabilities from statement of financial condition	$ 4,287,879	$ 5,638	$ 4,293,517
Total aggregate indebtedness	$ 4,287,879	$ 5,638	$ 4,293,517
Percentage of aggregate indebtedness to net capital	251%	1%	252%

The adjustments are due to an adjustment to nonallowable receivables, lease assets and obligations and adjustments for income taxes payable, deferred income taxes, investments in subsidiary adjustments and accrued expenses recorded after preparation of Focus report.

The Frazer Lanier Company, Incorporated
Schedule II – Computation for Determination of Reserve Requirements
For Brokers-Dealers Under Rule 15c3-3 (X-17A-5)
As of September 30, 2022

Credit Balances	
Free credit balances and other credit balances in customer security accounts	NONE
Debit balances in customers' accounts, less unsecured accounts and accounts doubtful of collection	NONE
Reserve Computation	
Excess of total credits over total debits	NONE
105% of total credits over total debits	N/A
Amount held on deposit in "Reserve Bank Account," end of reporting period	$ 15
Net amount in reserve bank account after deposit	$ 15
Date of deposit	N/A

There were no differences between the reserve requirements as shown on the Focus Report - Part II for the quarter ended September 30, 2022 and the audited financial statements as required by Rule 17a-5.

The Frazer Lanier Company, Incorporated
Schedule III – Information Relating to the Possession or
Control Requirements Under Rule 15c3-3 (X-17A-5)
As of September 30, 2022

State the Market Valuation and the Number of Items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	NONE
Number of items	NONE
Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of items	NONE

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
The Frazer Lanier Company, Incorporated

We have examined The Frazer Lanier Company, Incorporated's (the Company) statements, included in the accompanying Report on Compliance, that (a) the Company's internal control over compliance was effective during the most recent fiscal year ended September 30, 2022; (b) the Company's internal control over compliance was effective as of September 30, 2022; (c) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2022; and (d) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or other applicable rules of the Financial Industry Regulatory Authority (FINRA) will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2022, the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2022; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2022, was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

LaPorte

A Professional Accounting Corporation

Covington, Louisiana
November 22, 2022

THE FRAZER LANIER COMPANY
INCORPORATED

INVESTMENT BANKERS

COMPLIANCE REPORT

The Frazer Lanier Company, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
2. The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended September 30, 2022.
3. The Company's Internal Control over Compliance was effective as of the end of the most recent fiscal year ended September 30, 2022.
4. The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent fiscal year ended September 30, 2022; and
5. The information the Company used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company.

The Frazer Lanier Company, Incorporated

I, Robert H. Young, Jr. as President/Chief Executive Officer, affirm that, to my best knowledge and belief, this compliance report is true and correct.

BY: ______________________

Robert H. Young Jr.
President/Chief Executive Officer

POST OFFICE BOX 5190
MONTGOMERY, AL 36103

TELEPHONE 334 265-8483
1-800 223-2631
FAX 334 265-8524

300 WATER STREET
MONTGOMERY, AL 36104

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
The Frazer Lanier Company, Incorporated

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2022. Management of The Frazer Lanier Company, Incorporated (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2022, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

Covington, LA
November 22, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

THE FRAZER LANIER COMPANY, INC.
P.O. BOX 5190
MONTGOMERY, AL 36103

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
SUSAN WALDROP 334-265-8483

2. A.	General Assessment (item 2e from page 2)	$16,016.05
B.	Less payment made with SIPC-6 filed (**exclude interest**) 04/21/2022 (Date Paid)	(5,781.40)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	10,234.65
E.	Interest computed on late payment (see instruction E) for_____days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$10,234.65

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $10,234.65

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE FRAZER LANIER COMPANY, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of OCTOBER, 20 22.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01/2021
and ending 09/30/2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$10,692,423
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	15,056
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	15,056
2d. SIPC Net Operating Revenues	$10,677,367
2e. General Assessment @ .0015	$16,016

(to page 1, line 2.A.)